FRESCA WORLDWIDE TRADING CORPORATION
7337 Oswego Road
Liverpool, New York 13090

January 11, 2008

VIA EDGAR CORRESPONDENCE
Jay Knight, Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

RE: Fresca Worldwide Trading Corporation; Amendment No. 1 to Form SB-2; Filed October 11, 2007; File No. 333-145882

Dear Mr. Knight:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated October 18, 2007 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Registration Statement Cover Page

1.	Please revise the address of the principal executive offices on the registration statement cover page to disclose the current address of the company.

Response: The address of the principal executive offices listed on the registration statement cover page discloses the correct current address of the company.

Our Company, page 5

2.
We note your response to prior comment 2 and your revised disclosure. Your disclosures are still confusing. In this regard, we refer to your disclosure on page 9 where you disclose that “Ten of our 11 ATM’s” and on page 11 where you disclose that you “own and/or manage a total of 11 Automated Teller Machines.” Please revise your disclosures throughout your filing to indicate that you are referring to your in-service ATM’s.

Response: Revisions were made to clarify disclosures relating to the quantity of ATM’s in service at the time of the submittal of Form SB-2/A. Phrasing distinguishing one of the machines as not being in-service was added on page 5 and on page 9.

Summary Financial Information, page 7

3.	We note your response to prior comment 4. As previously requested, please label the December 31, 2006 and 2005 columns as “unaudited.”

Response: Column for December 31, 2005 were updated to read “unaudited” as requested However the December, 31, 2006 were audited and we believe that it would be improper to label them otherwise.

Compensation, page 18

4.
We note your response to prior comment 11 regarding director and officer compensation. We reissue our prior comment and clarify its purpose of condensing your compensation disclosure into one section, not two separate sections. Please revise your disclosure so that your compensation disclosure is contained in one section.

Response: Management compensation on page 40 has been deleted as this information is disclosed in the Compensation section on page 18.

Organization and Basis of Presentation, page 22

5.
We note your response to prior comment 16. Since you purchased ATM assets and not a business, remove the financial statements of Cobalt Blue, LLC, all the related financial information and any disclosure referring to the financial information of Cobalt Blue, LLC. Also, revise your MD&A accordingly. We note that you had no operations and nominal assets before you acquired the ATM assets from Cobalt Blue, LLC.

Response: The Organization and Basis of Presentation, and MD&A sections have been revised according to comments above. All related financial information and disclosures referring to the financial information of Cobalt Blue, LLC in including the report of the independent public accounting firm, financial statements, and notes to financial statements have been deleted.

6.	Please refer to the second paragraph. Tell us why you are presenting this disclosure. Since you acquired assets, it is unclear to us why this disclosure is necessary.

Response: The disclosure in the second paragraph in the Organization and Basis of Presentation section is not necessary and has been deleted.

Overview, page 31

7.
We note your response to prior comment 21. As previously requested, please tell us in detail how you are accounting for the interchange and surcharge fees and the related rebates under the full placement and merchant-owned programs. Refer to your basis in the accounting literature. Also, tell us how you considered EITF 99-19 and 01-9.

Response: We follow the principles of EITF 99-19 in recording our revenues. We report only net revenues. Our net revenues are the interchange fees we receive from the card issuers for the processing of their cards on our ATM’s. We also recognize as revenues the surcharge/convenience fees that we charge directly to the users of our ATM’s. We only report revenues when the services have been provided and accepted by the customer.

For example, in a typical transaction a customer makes a cash withdrawal on one of our ATM’s. His card is immediately assessed a $1.50 to $4.00 convenience fee which is deposited into our bank account. The credit card company simultaneously transfers to our account $0.40 to $0.55 as an interchange fee to our bank account. At that point we recognize the fees as revenues.

We have reviewed EITF 01-9 and do not believe that it applies to us. We do give any consideration to our customers.

Industry Trends, page 32

8.
We have read your revisions made in response to our prior comment 23, and continue to believe that further revisions are needed to disclose the material effects reasonably likely to result from the industry trends you disclose. For example, please disclose whether you believe these trends are reasonably likely to have a material adverse effect on your future financial condition or results of operations.

Response: We have made the recommended changes and have disclosed that the noted industry trends will most likely have a material adverse effect on our financial condition and/or results of operations.

Revenue and Cost of Revenues, page 33

9.	Per page 35, you sold one of the ATM’s that is managed by you and one appears to be in inventory. Please expand to discuss this and how it will impact your future revenues and cost of revenues.

Response: Per your response, we have revised the disclosure.

Depreciation, page 34

10.
We note your response to prior comment 26. Please tell us the factors you considered in your determination that a useful life of 20 years is appropriate for your ATM’s. We note your disclosures of industry trends on page 32. Also, we note your disclosure that the useful lives of your fixed assets range from five to seven years in Note 1 on page F-1.

Response: Additional information provided on the selection of a 20 year useful life has been added to Depreciation section.

Interest Expense, page 34

11.	We note your response to prior comment 24. Please clarify how the sale of the Peter’s Grocery Stores and loss of two ATM’s resulted in the decrease in interest expense.

Response: Additional explanation on interest expense was added to Interest Expense section for purposes of clarification.

Other Income, page 35

12.
We note your response to prior comment 29 and your revised disclosure. Please revise your disclosures throughout your filing to clearly indicate that this was a sale of fixed assets and not a sale of inventory. Also, tell us how you are accounting for the one ATM referred to as “inventory” and its carrying value. As previously requested, discuss why you incurred bad debt expense of $1,620.

Response: Additional wording added to Other Income section to indicate the sale of the Peter’s Grocery Store ATM was the sale of fixed assets and not inventory.

Liquidity and Capital Resources, page 37

13.
We have read your revisions made in response to our prior comment 30, and continue to believe that further revisions are needed to clarify the basis on which management believes you will be able to fund your liquidity and capital resource requirements based on your future results of operations. In particular, we note that the company had a net loss of $20,340 from operating activities for the six months ended June 30, 2007, and that there would not have been sufficient cash on hand to meet your operating expenses during this period if you had not received $30,000 from the sale of stock. In light of this performance, as well as the industry trends you describe on page 32, please provide more analysis in this section as to why you believe future results of operations will be sufficient to support your short-term and long-term liquidity requirements.

Response: We have revised this disclosure to indicate that we do not anticipate our operating expenses to be substantial in the next 12 months, especially in light of the fact that our Ms. Burton, our sole executive and director has agreed not to receive compensation and/or fees until such time as become profitable, if ever. Also, since the six months ended June 30, 2007, we have placed the two ATM’s which had been removed from Peter’s Grocery Stores and anticipate interexchange fees and surcharge fees to be generated from those machines. Lastly, our expenses in the six months ended June 30, 2007 were primarily due to legal and accountant fees in relation to our preparation of becoming a public company. Once public, we anticipate our legal and accounting fees to not be substantial.

14.	Please correct your disclosure in the first sentence of the second paragraph so that it is clear that the $466,212 cash amount relates to December 31, 2005, not 2006.

Response: Date changed from 2006 to 2005.

15.
We note your response to our prior comment 32 regarding the reason for the decrease in cash from 2005 and 2006. Please revise your disclosure so that an investor is better able to understand why removing two ATM’s and increasing your accounting and legal fees would result in such a substantial net decrease of cash on hand in the amount of $445,451. If more factors decreased your cash position, please disclose these additional factors as well.

Response: Per your comment, we have revised the disclosure.

16.
We note in the third paragraph of this section that you revised your disclosure to state that your principal stockholders have agreed to fund any liquidity requirements not met by your future results of operations. Please elaborate on this arrangement. For example, please name the stockholders, describe the terms of such agreement, whether this agreement is in writing, and, if so, file the agreement as an exhibit to the registration statement.

Response: We deleted the disclosure on account of the fact that we do not have any specific arrangement with any of our principal stockholders; but merely an oral agreement upon which the terms have not been decided.

17.
We note your response to prior comment 34 regarding your description of property. We reissue our prior comment and clarify its purpose of condensing your description of property into one section, not two separate sections. Please revise your disclosure so that your description of property disclosure is contained in one section.

Response: Information disclosed in the Description of Property section on page 38 have been deleted and all information related to the Description of the Property is now included on page 30.

Undertakings, page 44

18.
We note that you have incorrectly revised the undertakings section in response to our prior comment 51. In particular, we note that you have incorrectly omitted Items 512(a)(2) and (3). Also, please delete your Section 4(a) on page 44 as this undertaking is applicable only when relying on Rule 430B. Finally, please delete the last two paragraphs on page 45 as they are duplicative of the two paragraphs immediately preceding them.

Response: Per your comment, we have revised this section.

Signatures, page 46

19.
We note your response to prior comment 52 involved the deletion of Ms. Burton as Principal Accounting Officer. Please note that the registration statement must indicate who is signing in the capacity of principal financial officer and the principal accounting officer or controller. See Instruction 1 in the Instructions for Signatures on Form SB-2. Please revise your signature page to identify Ms. Burton as your principal accounting officer or controller.

Response: Per your comment, we have revised this Signature Page accordingly.

Exhibit Index, page 47

20.
It appears that you have omitted the legal opinion (exhibit 5) and consent of counsel (exhibit 23) from the exhibit index in this amendment. Please revise to insert these exhibits into the exhibit index.

Response: Per you comment, we have included the exhibits. .

Report of Independent Registered Public Accounting Firm, page F-2

21.
We note your response to prior comment 36. As previously requested, revise the review report to include the statements of operations for the three months ended June 30, 2007 and 2006. Also, delete the reference to the balance sheet as of June 30, 2006 since it is not presented.

Response: The reference to statements of operations for the three months ended June 30, 2007 and 2006 are now included and references to a June 30, 2006 balance sheet have been deleted in the review report.

22.
We note your response to prior comment 37. As previously requested, please have your auditor revise the review report to comply with AU Section 722.37 and 722.38 of the PCAOB Interim Auditing Standards. The report should consist of the following:

▪	A statement that the interim financial information is the responsibility of the management of Fresca Worldwide Trading Corp.
▪	Revise the second sentence in the second paragraph to replace “generally accepted auditing standards” with “the standards of the Public Company Accounting Oversight Board (United States).”
▪	Revise the third paragraph to include “in the United States of America” after “generally accepted accounting principles.”

Response: The preceding changes have been made to the review report in the current filing.

23.
Per page 22, you were formed on December 29, 2003. Please tell us why the audit report refers to the inception date of February 10, 2006. Also, tell us why the audited financial statements for the fiscal year ended December 31, 2005 are not presented. Further, revise page 7 to present the summary financial information for the period from December 29, 2003 to December 31, 2003 and the fiscal year ended December 31, 2004.

Response: The Company was formed on December 29, 2003 but was inactive until February 10, 2006. Audited statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2005 have been included in the amended filing. The Company had no activity from December 29, 2003 to December 31, 2004 accordingly no information is available to present in the summary financial information on page 7.

Financial Statements, pages F-3 to F-9

24.	We note your response to prior comment 38. Please label the December 31, 2006 column in your balance sheets and your statement of stockholders’ equity as “unaudited.”

Response: The statement of stockholders ‘equity has been labeled as unaudited, however the balance sheet as of December 31, 2006 is audited and we believe that it would be inappropriate to label it otherwise.

Statements of Operations, page F-5

25.	Revise your statement to reclassify the line item Bad Debt to operating expenses or tell us why this reclassification is not necessary.

Response: The bad debt expense line of the statement of operations has been moved to be included in operating expenses.

26.
We note your response to prior comment 39. We are unable to locate the footnote you refer to in your response. As previously requested, tell us why you have not recognized any income tax provision for the interim period and for the fiscal years ended.

Response: The Company’s income tax expense has been eliminated for the year ended December 31, 2006 due to the election to expense the cost of equipment purchased during that year. The income tax expense for the interim periods of 2007 has been eliminated due operating losses incurred. Please see the disclosure in the note titled “Income Taxes”.

Statement of Cash Flows, page F-7

27.
We note your response to prior comment 42. Please tell us why the previous amount of $17,000 in the line item, “Additional Paid in Capital,” was deleted. Also, we note that the amount of $2,761 in the line item, “Cash - End of Period,” does not equal the amount of $20,761 in the line item, “Cash and Cash Equivalents.” Please revise or advise.

Response: The balance sheet as of December 31, 2006 has been corrected to reflect the $17,000 of Additional Paid in Capital. The $17,000 of additional paid in capital has also been added to the Cash Flows from Financing Activities on the Statement of Cash Flows and the total cash at end of period corrected to reflect $20,761.

28.
We note your response to prior comment 48. Please tell us and disclose the nature of the line item, “Distribution.” We note that the distribution is not reflected in your statement of stockholders’ equity and this line item is not presented in the statement of cash flows for the year ended December 31, 2006.

 Response: The caption “Distribution” was a mistake. The caption should have read “Additional Paid in Capital” as it now appears in the amended filing.

Management Certification, page F-16

29.	We note your response to prior comment 43. As previously requested, please delete this disclosure.

Response: The management certification has been deleted from the December 31, 2006 notes to financial statements.

Concentration of Credit Risk, page F-8

30.	We note your response to prior comment 44. We are unable to locate the revisions. Please revise or advise.

Response: The Concentrations of Credit Risk note has been revised to reflect the current circumstances of the Company.

Revenue Recognition, pages F-9 and F-17

31.	We note your response to prior comment 45. We are unable to locate the revisions. As previously requested, please disclose why you only receive a portion of the surcharge and inter exchange fee.

Response: The notes to the financial statements for the year ended December 31, 2006 have been revised to disclosed Revisions have been made to current filing. The Company keeps 100% of the surcharge fees and is paid a percentage of the inter exchange fees by the credit card issuing company.

Exhibit 5.1

32.
We note your response to prior comment 53 and reissue our comment as the legal opinion included does not comply with Item 601(b)(5) or Regulation S-B. At present, the opinion does not opine as to the legality of the shares being issued under Nevada law because it assumes, for purposes of the opinion, that the laws of the State of New Jersey are the same as the laws of the State of Nevada. Please note that we will accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice as long as the opinion is not qualified as to jurisdiction. As such, please revise your legal opinion to delete this assumption.

Response: We have filed a revised legal opinion which we believe is compliant with Item 601(b)(5) of Regulation S-B.

Exhibit 15

33.	We note your response to prior comment 55. We are unable to locate the exhibit. Please provide the exhibit or advise us.

Response: Exhibit 15 has been filed with Amendment No. 2.